UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-32059	Commission File Number 001-04955

HECO Capital Trust III (Exact name of registrant as specified in its charter)	Hawaiian Electric Company, Inc. (Exact name of registrant as specified in its charter)

c/o The Bank of New York Mellon Trust Company, N.A.
400 South Hope Street, Suite 500
Los Angeles, California 90071
Attention: Johanna Tokunaga
(213) 630-6268
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
900 Richards Street Honolulu, Hawaii 96813 (808) 543-7771 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.500% Cumulative Quarterly Income Trust Preferred Securities, Series 2004
(Liquidation Preference $25 per Preferred Security) of HECO Capital Trust III and
the Guarantee of Hawaiian Electric Company, Inc. with respect thereto
(Title of each class of securities covered by this Form)

None (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)	Cumulative Preferred Stock (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record of 6.500% Cumulative Quarterly Income Trust Preferred Securities, Series 2004 (Liquidation Preference $25 per Preferred Security) of HECO Capital Trust III and the guarantee of Hawaiian Electric Company, Inc. with respect thereto as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, each of HECO Capital Trust III and Hawaiian Electric Company, Inc. have caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

HECO CAPITAL TRUST III

Date: May 28, 2019	By:	/s/ Tayne S. Y. Sekimura
	Name:	Tayne S. Y. Sekimura
	Title:	Administrative Trustee

HAWAIIAN ELECTRIC COMPANY, INC.

Date: May 28, 2019	By:	/s/ Tayne S. Y. Sekimura
	Name:	Tayne S. Y. Sekimura
	Title:	Senior Vice President and Chief Financial Officer

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